Exhibit (d.8)

AMENDED AND RESTATED EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 1st day of July, 2021, between Frontegra Asset Management, Inc. (the “Adviser”) and Frontier Funds, Inc. (the “Corporation”), on behalf of the Frontier MFG Global Equity Fund, Frontier MFG Global Plus Fund, Frontier MFG Global Sustainable Fund, Frontier MFG Core Infrastructure Fund and Frontier MFG Select Infrastructure Fund (collectively the “Funds” and individually a “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Funds’ operating expenses to ensure that the Funds’ total operating expenses do not exceed the levels described below.

WHEREAS, this Agreement amends and restates any and all prior expense cap/reimbursement agreements and amendments thereto between the Adviser and the Funds.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the Funds and the Adviser and/or assume expenses for the Funds to the extent necessary to ensure that each Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and other costs relating to portfolio securities transactions (including the costs, fees and expenses associated with the Funds’ investments in other investment companies) and other extraordinary expenses, do not exceed the following percentages on an annual basis of the average daily net assets attributable to the Funds’ Institutional Class, Service Class and Class Y shares, as applicable:

	Institutional Class	Service Class	Class Y
Frontier MFG Global Equity Fund	0.80%	0.95%	n/a
Frontier MFG Global Plus Fund	0.80%	0.95%	1.20%
Frontier MFG Global Sustainable Fund	0.80%	0.95%	n/a
Frontier MFG Core Infrastructure Fund	0.50%	0.65%	n/a
Frontier MFG Select Infrastructure Fund	0.80%	0.95%	n/a

The Adviser is entitled to recoup the fees waived/expenses reimbursed from a Fund within a three-year period from the date of the waiver or expense payment if such reimbursement will not cause the Fund to exceed the lesser of: (a) the expense limitation in place at the time of the waiver and/or expense payment; or (b) the expense limitation in place at the time of the recoupment.

This Agreement shall continue in effect until October 31, 2023. Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal. This Agreement may only be terminated prior to the end of the current term by, or with the consent of, the Board of Directors of the Corporation.

FRONTEGRA ASSET MANAGEMENT, INC.

By:
William D. Forsyth III President

FRONTIER FUNDS, INC.

By:
William D. Forsyth III President